EXHIBIT 99.2

TRANSACTIONS IN THE PAST 60 DAYS

The reporting persons engaged in the following open market transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D.

Date	Fund	Purchase or Sale	Number of Shares	Price per Share
11/14/2025	Logos Global Master Fund, L.P.	Sale	(620,000)	$7.25
11/18/2025	Logos Global Master Fund, L.P.	Sale	(120,000)	$7.5035